Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-9065   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

           Vasogen Receives FDA Approval for Pivotal Clinical Trial in
                           Peripheral Arterial Disease

Toronto, Ontario (September 5, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has received U.S. Food and Drug Administration (FDA) approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with peripheral arterial disease. Peripheral arterial disease is a serious condition resulting from atherosclerosis and affects more than 20 million people in North America and Europe.

"FDA approval to enter the pivotal phase of clinical development in support of U.S. regulatory approval represents a significant milestone for the Company," commented David Elsley, President and CEO of Vasogen. "With peripheral arterial disease now in late stage development, we continue to advance clinical trial programs targeting a number of additional disease indications for Vasogen's therapeutic intervention."

The pivotal trial will enroll up to 500 patients with peripheral arterial disease (PAD) at medical centers throughout the U.S. and Canada and is designed to support regulatory approval and marketing. The primary endpoint of the trial is to demonstrate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance (absolute claudication distance, ACD), the endpoint recognized by the FDA for approving new PAD treatments. Secondary endpoints include the change in pain-free treadmill walking distance (initial claudication distance, ICD), the percentage of patients who improve their treadmill walking distances by 50% and 100%, impact on ankle brachial index (a measure of blood flow in the legs), and improvements in quality of life. The trial will also study the disease-modifying impact of Vasogen's immune modulation therapy through a composite index, defined as the first occurrence and total number of cardiovascular events.

The lead investigator for the trial is Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine, having most recently served as Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and is past-President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the scientific journal, Vascular Medicine, the author of over 130 scientific publications and book chapters, and both author and editor of one of the most respected books about vascular disease, entitled "Peripheral Vascular Diseases."

"Current therapies for patients with PAD do not provide satisfactory management of the disease and fall short in terms of the effectiveness and safety that we would like to see for this growing health concern," said Dr. Olin. "Given earlier clinical results demonstrating the ability of Vasogen's immune modulation therapy to significantly improve walking distance - the recognized measure of therapeutic efficacy in PAD - I look forward to leading the pivotal clinical trial of this promising therapeutic intervention."


                                    - more -

                                                    ...page 2, September 5, 2001


Vasogen previously reported positive results from a randomized, double-blind, placebo-controlled clinical trial in 81 patients with advanced PAD. This trial achieved its primary endpoint and also demonstrated that Vasogen's immune modulation therapy was long lasting, well tolerated, and free of significant adverse side effects. Results from this study have been accepted for an oral presentation at the Annual Meeting of the European Society for Vascular Surgery, to be held in Lucerne, Switzerland, in September.

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis, frequently resulting in tiredness, pain, cramps, or muscle ache in the legs upon walking. These symptoms, known as intermittent claudication, can lead to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. As PAD progresses, patients may have pain even at rest and, in up to 200,000 cases each year in North America and Europe, there is a need to amputate.

Obesity, smoking, hypertension, elevated cholesterol, lack of exercise, diabetes, and an aging population are all associated with increasing incidence of PAD. Symptoms of PAD are further recognized as a sign of systemic atherosclerosis. Studies have shown that PAD patients have a threefold increase in the risk of heart attack and stroke relative to that of the general population. Health expenditures resulting from PAD are now estimated to exceed $12 billion annually in North America and Europe.

In addition to peripheral arterial disease, Vasogen is in clinical trials for a number of other indications characterized by immune system dysfunction and inflammation, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease.


 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.